					Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31
	2006	2005	2004	2003	2002	2001
	(thousands)
Income (loss) from continuing operations	$(2,136)	$164,209	$173,535	$189,702	$136,702	$(28,428)
Add
Minority interests in subsidiaries	-	7,805	(2,131)	(1,263)	-	(897)
Equity investment (income) loss	290	434	1,531	2,018	1,173	(23,641)
Income subtotal	(1,846)	172,448	172,935	190,457	137,875	(52,966)

Add
Taxes on income	(8,630)	39,691	54,451	78,565	51,348	(34,672)
Kansas City earnings tax	78	498	602	418	635	583
Total taxes on income	(8,552)	40,189	55,053	78,983	51,983	(34,089)

Interest on value of leased property	990	6,229	6,222	5,944	7,093	10,679
Interest on long-term debt	15,391	64,349	66,128	58,847	65,837	83,549
Interest on short-term debt	1,586	5,145	4,837	5,442	6,312	9,915
Mandatorily Redeemable Preferred
Securities	-	-	-	9,338	12,450	12,450
Other interest expense and amortization	1,244	5,891	13,563	3,912	3,760	5,188

Total fixed charges	19,211	81,614	90,750	83,483	95,452	121,781

Earnings before taxes on
income and fixed charges	$8,813	$294,251	$318,738	$352,923	$285,310	$34,726

Ratio of earnings to fixed charges	(a )	3.61	3.51	4.23	2.99	(b )

(a)	A $10.4 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage.
Net unrealized changes in fair value related to non-hedging energy contracts and from cash flow hedge ineffectiveness increased purchased power expenses by $35.9 million for the three months ended March 31, 2006.
(b)	An $87.1 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.